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                           June 8, 2023

       Jessica Pan
       Chief Financial Officer
       Himax Technologies, Inc.
       No. 26 Zih Lian Road
       Sinshih District, Tainan City 74148
       Taiwan, Republic of China

                                                        Re: Himax Technologies,
Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Form 6-K filed on
February 9, 2023
                                                            File No. 000-51847

       Dear Jessica Pan:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 6-K filed on February 9, 2023

       Exhibit 99.1, page 1

   1. We note you present several non-IFRS financial measures that include an adjustment for cash awards to
employees during each period presented. It appears cash awards to employees are normal,
recurring, cash operating expense necessary to operate your
                                                        business. Please more
fully explain the nature and terms of your cash award program and explain why you believe
adjusting non-IFRS financial measures, for what appears to be cash compensation paid
to current employees, is meaningful. Please specifically explain why you believe the
adjustments are appropriate and how you determined they comply with Regulation G and
the guidance in Question 100.01 of the Division of Corporation
                                                        Finance's Compliance &
Disclosure Interpretations on Non-GAAP Financial Measures.
 Jessica Pan
Himax Technologies, Inc.
June 8, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Andi Carpenter at 202-551-3645 or Anne
McConnell at 202-551-3709 with any questions.



FirstName LastNameJessica Pan                             Sincerely,
Comapany NameHimax Technologies, Inc.
                                                          Division of
Corporation Finance
June 8, 2023 Page 2                                       Office of
Manufacturing
FirstName LastName